FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month January 2016 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On January 12, 2016 the Registrant and TPSCo Announces to Showcase Advanced Specialty Foundry Offerings for a Variety of Leading Edge Automotive Applications

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: January 12, 2016	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz and TPSCo to Showcase Advanced Specialty Foundry Offerings for a Variety of Leading Edge Automotive
Applications

Companies Participate at 8th International Automotive Electronics Technology Expo (CAR-ELE) on January 13-15, 2016 in
Tokyo Japan

MIGDAL HAEMEK, Israel, and UOZU CITY, Japan, January 12, 2016 — TowerJazz, the global specialty foundry leader, and TowerJazz Panasonic Semiconductor Co., Ltd. (TPSCo), the leading analog foundry in Japan, today announced participation at the 8th International Automotive Electronics Technology Expo (CAR-ELE) on January 13-15, 2016 in Tokyo, Japan. The companies will showcase their high performance automotive foundry technologies for a variety of leading edge applications including collision avoidance, driver assist, advanced infotainment features and motor controls.

According to IC Insights’ 2016 IC Market Drivers Report, it is estimated that in 2015 automotive IC sales represented 7.3% of the total $287.1 billion IC market, growing at a faster annual rate than other end-use segments. Furthermore, the Report finds that from 2014 through 2019, the automotive IC market is forecasted to increase at an average annual growth rate of 6.7%, highest among the six major end-use IC applications (computer, consumer, communications, automotive, industrial/medical, and government/military), and greater than two points more than the 4.3% CAGR forecast for the total IC industry over this same time period.

Automotive applications require high levels of technology reliability and defect-free manufacturing programs. At CAR-ELE, Dr. Eitan Shauly, TowerJazz Director of Integration, Mixed-Signal/CMOS Business Unit will present TowerJazz and TPSCo automotive technologies and Automotive Quality Policy as well as in-field implementation including zero defect methodology and product qualification results accumulated from manufacturing over half a billion automotive devices. TowerJazz will exhibit in booth #W8-8 and Dr. Shauly’s presentation will take place on January 13, 2016 at 13:40-14:40.

“We are excited to expand our offering for automotive applications and introduce our new advanced technologies combined with the proven track record  of TPSCo’s  fabs in Japan, considered among the best in the automotive industry,” said Shimon Greenberg, Vice President of Mixed-Signal/CMOS Business Unit, TowerJazz. “The factories of the TowerJazz group are committed to the American, European, and Japanese automotive industries’ growth, with the TPSCo fabs having delivered over 500 million ICs during the last 35 years using technologies from super-micron down to 45nm. In addition, we are working to provide dual-source manufacturing of our highly reliable 0.18um CMOS and power management platform technologies with AEC-Q100 Grade 0 certification. We look forward to increasing our presence in this growing market by continuing to offer best-in class solutions and support our existing and new partners.”

About TowerJazz Panasonic Semiconductor Co.
TowerJazz Panasonic Semiconductor Co., Ltd. (TPSCo) was established by Panasonic Corporation (NASDAQ ADS: PCRFY, TYO: 6752), 51% of which was acquired by Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and 49% of which is now held by Panasonic Semiconductor Solutions Co., Ltd. TPSCo has three manufacturing facilities in Hokuriku, Japan which have been producing large scale integrated circuits for over 30 years. Areas of process technology focus include: high dynamic range image sensors (CIS and CCD), integrated power devices (BCD, SOI, and LDMOS) and high frequency silicon RFCMOS.  With over 120 qualified silicon process flows on 200mm and 300mm wafers from super micron to 45nm as well as internal back end processing, assembly and test services, TPSCo provides both IDMs and fabless companies with unparalleled semiconductor manufacturing quality and technology, including in-house turnkey services.  For more information, please visit https://www.tpsemico.com/.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.  For more information, please visit www.towerjazz.com.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.tpsemico.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

TowerJazz Asia-Pacific Company Contact: Shoko Saimiya | Shoko.saimiya@towerjazz.com
TPSCo Company Contact: Tomoko Aiyama l +81-765-22-9945 l aiyama.tomoko@tpsemico.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com